

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2013

<u>Via E-mail</u>
Mr. Narsi Narayanan
Vice President of Finance
Clearone, Inc.
5225 Wiley Post Way, Suite 500
Salt Lake City, Utah 84116

> **Re:     Clearone, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **File No. 001-33660**
> **Filed March 25, 2013**

Dear Mr. Narayanan:

We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert S. Littlepage  for

Larry Spirgel
Assistant Director